SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 18 February 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)
Non-payment of discretionary coupon by BOI Capital Funding (No.1) LP
17 February 2010

In the context of the direction by the EU Commission that, in line with its policy and pending its assessment of the Bank's restructuring plan, the Bank should not make coupon payments on its Tier 1 and Upper Tier 2 capital instruments unless under a binding legal obligation to do so, the Bank announced on 19 January 2010 the triggering of a "dividend stopper" by virtue of the non-payment of discretionary coupon under the terms of relevant securities. The relevant securities are BOI Capital Funding (No.2) LP US$800m Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities; and BOI Capital Funding (No.3) LP US$400m Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, which both have the benefit of subordinated guarantees from the Bank.

As a consequence of the foregoing, the Bank announced today that under the terms of the BOI Capital Funding (No.1) LP €600m Fixed Rate/Variable Rate Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities having the benefit of a subordinated guarantee from the Bank, that the non-cumulative distribution on these securities, which would otherwise have been payable on 3 March 2010 will not now be paid.

ENDS

For further information please contact:
Brian Kealy,                                                                               Colin Reddy
Capital Management                                                               Capital Management
 +353 1 604 3537                                                                     +353 1 604 3526

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 18 February 2010